EXHIBIT 1

                  CAT US Inc. and C.A.T. (Far East) Limited
                     and Subsidiary and the AnnTaylor Woven
                         Division of Cygne Designs, Inc.

                          Combined Financial Statements





                                    CONTENTS

Report of Independent Auditors.......................................  F-2

Combined Balance Sheets - February 3, 1996 and January 28, 1995......  F-3
Combined Statements of Income - Years ended February 3, 1996 and
  January 28, 1995...................................................  F-4
Combined Statements of Cash Flows - Years ended February 3, 1996 and January 28, 1995...............................................  F-5
Notes to Combined Financial Statements...............................  F-6

                         Report of Independent Auditors

Cygne Designs, Inc.

We have audited the accompanying combined balance sheets of CAT US Inc. and C.A.T. (Far East) Limited and Subsidiary (subsidiaries of Cygne Designs, Inc. ("Cygne"), referred to hereafter as "CAT", and the AnnTaylor Woven Division of Cygne, collectively the "Companies" at February 3, 1996 and January 28, 1995 and the related combined statements of income and cash flows for the years then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Companies at February 3, 1996 and January 28, 1995, and the combined results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                                           /s/ ENRST & YOUNG LLP




New York, New York
April 15, 1996, except for Note 5,
  as to which the date is May 15, 1996

                  CAT US Inc. and C.A.T. (Far East) Limited
                     and Subsidiary and the AnnTaylor Woven
                         Division of Cygne Designs, Inc.

                             Combined Balance Sheets


                                                  FEBRUARY      JANUARY
                                                   3, 1996     28, 1995
                                                ---------------------------
                                                      (In Thousands)

ASSETS
Current assets:
  Cash                                             $   200      $ 1,735
  Accounts receivable--AnnTaylor, Inc. (less
   allowance of $379 in 1995 and $1,427 in 1994)    22,284       13,002
  Inventory                                         21,728       18,486
  Other current assets including deferred
   income taxes of $198 and $395                       291          522

                                                ---------------------------
Total current assets                                44,503       33,745

Fixed assets, net                                    4,315        2,873
Other long term assets                                 187          289
                                                ===========================
Total assets                                       $49,005      $36,907
                                                ===========================

LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
  Accounts payable                                 $21,090      $10,391
  Credit facility and current portion of
   long-term debt                                    1,576        1,667
  Accrued expenses                                   1,124        2,966
  Income taxes payable                                 981        1,384
                                                ---------------------------
Total current liabilities                           24,771       16,408
Long-term debt, less current portion                   684          182
                                                ---------------------------
Total liabilities                                   25,455       16,590

Stockholders' equity                                23,550       20,317
                                                ===========================
Total liabilities and stockholders' equity         $49,005      $36,907
                                                ===========================



See accompanying notes.

                  CAT US Inc. and C.A.T. (Far East) Limited
                     and Subsidiary and the AnnTaylor Woven
                         Division of Cygne Designs, Inc.

                          Combined Statements of Income


                                                  FEBRUARY     JANUARY
                                                   3, 1996    28, 1995
                                                -------------------------
                                                     (In Thousands)

Net sales                                         $231,385    $193,038

Cost of goods sold                                 204,236     167,428
                                                -------------------------
Gross profit                                        27,149      25,610

Selling, general and administrative expenses        17,387      15,019
                                                -------------------------
Income from operations                               9,762      10,591

Interest expense                                     1,088         707
                                                -------------------------
Income before provision for income taxes             8,674       9,884

Provision for income taxes                           2,637       3,232
                                                =========================
Net income                                         $ 6,037     $ 6,652
                                                =========================



See accompanying notes.

                  CAT US Inc. and C.A.T. (Far East) Limited
                     and Subsidiary and the AnnTaylor Woven
                         Division of Cygne Designs, Inc.

                        Combined Statements of Cash Flows


                                                  FEBRUARY      JANUARY
                                                   3, 1996     28, 1995
                                                ---------------------------
                                                      (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                          $6,037       $6,652
Adjustments to reconcile net income to net cash
  used in operating activities:
   Depreciation and amortization                       346          279
   Deferred taxes                                      197         (395)
   Changes in operating assets and liabilities:
     Accounts receivable--AnnTaylor, Inc.           (9,500)      (1,611)
     Inventory                                      (3,242)     (12,954)
     Other current assets                               34         (127)
     Due to/from Cygne Designs, Inc. and
      affiliates                                    (1,371)       2,470
     Accounts payable                                9,484        1,491
     Accrued expenses                                  801         (347)
     Amounts due to AnnTaylor, Inc.--sales
      adjustment                                    (2,643)       2,014
     Income taxes payable                             (403)         704
                                                ---------------------------
Net cash used in operating activities                 (260)      (1,824)
                                                ---------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets                              (981)      (1,947)
Other                                                  102         (251)
                                                ---------------------------
Net cash used in investing activities                 (879)      (2,199)
                                                ---------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Net (repayments) borrowings                           (396)       1,483
                                                ---------------------------
Net cash (used in) provided by financing
  activities                                          (396)       1,483
                                                ---------------------------

Net decrease in cash                                (1,535)      (2,540)
Cash at the beginning of the period                  1,735        4,275
                                                ===========================
Cash at the end of the period                       $  200       $1,735
                                                ===========================

SUPPLEMENTAL DISCLOSURES
Income taxes paid                                   $1,615       $1,150
Interest paid                                        1,088          707
Equipment acquired through capital leases              807            -

See accompanying notes.

                  CAT US Inc. and C.A.T. (Far East) Limited
                     and Subsidiary and the AnnTaylor Woven
                         Division of Cygne Designs, Inc.

                     Notes to Combined Financial Statements



1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The combined financial statements include the accounts of CAT US Inc. and C.A.T. (Far East) Limited and Subsidiary referred to hereafter as "CAT", and Cygne Designs, Inc.'s ("Cygne") wholly-owned AnnTaylor Woven Division (the "Division"), collectively the "Companies." The Companies are affiliated by commonality of operations and ownership. CAT US Inc. was incorporated in Delaware on May 11, 1992. C.A.T. (Far East) Limited was incorporated in Hong Kong on March 10, 1992. CAT US Inc. and C.A.T. (Far East) Limited commenced operations in June 1992. C.A.T. Italy S.r.l. was incorporated on July 26, 1994 and is a wholly-owned subsidiary of C.A.T. (Far East) Limited. Cygne is a 60% stockholder and AnnTaylor, Inc. ("AnnTaylor") is a 40% stockholder of CAT. All material intercompany balances and transactions have been eliminated.

On April 8, 1996, AnnTaylor agreed in principle to acquire Cygne's 60% interest in CAT and the net assets, as defined, of the Division. The accompanying combined balance sheets at February 3, 1996 and January 28, 1995, and the combined statements of operations and cash flows for the years then ended reflect the Companies historical cost basis prior to the AnnTaylor acquisition.

Certain corporate expenses incurred by Cygne were allocated to the Division including officers' and administrative salaries, occupancy costs, depreciation and amortization, professional fees and other selling, general and administrative expenses amounting to $449,000 and $2,316,000, $1,167,000 and $730,000, $212,000 and $200,000, $343,000 and $117,000, and $5,806,000 and
$4,722,000, in fiscal 1995 and fiscal 1994, respectively. Costs charged to the Division for these services are allocated based on specific identification of direct expenses, where applicable, or the Division's proportionate share of such expenses. Interest expense, amounting to $1,088,000 and $707,000 for fiscal 1995 and fiscal 1994, respectively, was allocated at market rates to the Division for intercompany indebtedness to Cygne. Management believes such expense allocations are reasonable and proper.

                  CAT US Inc. and C.A.T. (Far East) Limited
                     and Subsidiary and the AnnTaylor Woven
                         Division of Cygne Designs, Inc.

              Notes to Combined Financial Statements (continued)


1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Amounts transferred to/from Cygne in fiscal 1995 and fiscal 1994 represent Cygne's investment in and advances to the Division on a historical basis adjusted for equity in operations and intercompany transactions. Expenses allocated to the Division not settled become a permanent component of Cygne's investment.

FISCAL YEAR

The Companies' fiscal year ends on the Saturday nearest to January 31.

PRINCIPAL BUSINESS ACTIVITY

Pursuant to an agreement, CAT is engaged in the design, manufacturing and sale of women's apparel exclusively to AnnTaylor. This agreement further provides that AnnTaylor will pay to CAT the delivered cost for the apparel, plus a commission and reimbursement of certain expenses, as defined. Either party may terminate this agreement upon six months notice.

The Division's principal operation is to source woven merchandise for AnnTaylor.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE

Revenue is recognized upon shipment of merchandise.

                  CAT US Inc. and C.A.T. (Far East) Limited
                     and Subsidiary and the AnnTaylor Woven
                         Division of Cygne Designs, Inc.

              Notes to Combined Financial Statements (continued)


1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVENTORY

Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization of equipment, furniture and fixtures is provided for by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the term of the related lease.

FOREIGN CURRENCY TRANSLATION

The Companies consider the United States dollar to be the functional currency for its operations in Hong Kong and Italy.

INCOME TAXES

Deferred income taxes are calculated on the liability method.

2. INVENTORY

Inventory consists of the following:

                                                   FEBRUARY      JANUARY
                                                   3, 1996       28, 1995
                                                -----------------------------

  Fabric                                          $17,212,000  $12,093,000
  Finished goods, including in-transit inventory    4,516,000    6,393,000
                                                =============================
                                                  $21,728,000  $18,486,000
                                                =============================

                  CAT US Inc. and C.A.T. (Far East) Limited
                     and Subsidiary and the AnnTaylor Woven
                         Division of Cygne Designs, Inc.

              Notes to Combined Financial Statements (continued)

3. FIXED ASSETS

Fixed assets are stated at cost, less accumulated depreciation and amortization and are summarized below together with estimated useful lives used in computing depreciation and amortization:

                                         FEBRUARY    JANUARY    ESTIMATED
                                          3, 1996    28, 1995  USEFUL LIVES
                                        -----------------------------------

 Equipment, furniture and fixtures      $3,990,000 $2,535,000     3-10
 Leasehold improvements                  1,792,000  1,458,000     3-15
                                        ------------------------
                                         5,782,000  3,993,000
 Less accumulated depreciation and
   amortization                          1,467,000  1,120,000
                                        ========================
                                        $4,315,000 $2,873,000
                                        ========================
4. LEASES

The future minimum lease payments due (on a fiscal year basis) under a noncancellable operating lease for office space in Hong Kong is $360,000 in 1996. The lease stipulates that fair market rent shall be paid from January 1997 through January 1999.

Total rent expense for fiscal 1995 and fiscal 1994 was approximately $628,000 and $225,000, respectively. In addition, CAT was charged rent of approximately $89,000 and $98,000, respectively, by Cygne under an office sharing arrangement for these respective periods.

5. CREDIT FACILITIES

CAT has an agreement with a bank whereby the bank provides CAT with letters of credit in an amount not to exceed $40,000,000, including loans against imports up to $8,000,000 at an interest rate of 0.5% above the prime rate of 8.25% at February 3, 1996. The facility is subject to periodic review by the bank. Open letters of credit at February 3, 1996 amounted to approximately $27,925,000.

                  CAT US Inc. and C.A.T. (Far East) Limited
                     and Subsidiary and the AnnTaylor Woven
                         Division of Cygne Designs, Inc.

              Notes to Combined Financial Statements (continued)

5. CREDIT FACILITIES (CONTINUED)

The bank has a first lien over all of CAT's accounts receivable and inventory. AnnTaylor has provided the bank with a $4,000,000 standby letter of credit. Cygne has guaranteed 60% of the credit facility. In addition, 60% of CAT US Inc.'s stock owned by Cygne has been pledged to the bank as collateral for CAT US Inc.'s credit facility. The CAT (Far East) Limited stock owned by Cygne has been pledged for the Cygne line of credit facility from the same bank.

CAT's facility is provided by the same bank that provides Cygne with its primary working capital facility. At February 3, 1996, Cygne was not in compliance with its credit agreement's working capital requirements, current ratio, leverage ratio and tangible net worth financial covenants. The bank has permanently waived all defaults under Cygne's credit agreement. In addition, on May 15, 1996, Cygne received a commitment letter from the bank to provide them with a new credit facility to replace the existing facility.

Based on the agreement between AnnTaylor and CAT, AnnTaylor shall reimburse CAT for any finance charges incurred by CAT in financing AnnTaylor merchandise purchases. Finance charges reimbursable by AnnTaylor for fiscal 1995 and 1994, amounted to approximately $627,000 and $ 541,000, respectively. Such amounts were netted against amounts due to AnnTaylor.

The Companies also have equipment financing outstanding at February 3, 1996 and January 28, 1995 of $1,173,000 and $366,000, respectively.

                  CAT US Inc. and C.A.T. (Far East) Limited
                     and Subsidiary and the AnnTaylor Woven
                         Division of Cygne Designs, Inc.

              Notes to Combined Financial Statements (continued)

6. INCOME TAXES

For financial reporting purposes, income before income taxes includes the following:

                                                 YEAR ENDED
                                           FEBRUARY      JANUARY
                                            3, 1996      28, 1995
                                         ----------------------------
     Pretax income:
       United States                       $4,944,000  $6,681,000
       Foreign                              3,730,000   3,203,000
                                         ----------------------------
                                           $8,674,000  $9,884,000
                                         ============================


CAT files its own Federal income tax return. The Division is included in Cygne's Federal income tax return. The Division is charged by Cygne for taxes as if it filed a separate return.

Significant components of the provision for income taxes are as follows:

                                                 YEAR ENDED
                                           FEBRUARY      JANUARY
                                            3, 1996      28, 1995
                                         ----------------------------
     Current:
       Federal                             $1,719,000   $2,570,000
       Foreign                                353,000      542,000
       State                                  368,000      515,000
                                         ----------------------------
     Total current                          2,440,000    3,627,000

     Deferred:
       United States                          215,000     (391,000)
       Foreign                                (18,000)      (4,000)
                                         ----------------------------
                                           $2,637,000   $3,232,000
                                         ============================

                  CAT US Inc. and C.A.T. (Far East) Limited
                     and Subsidiary and the AnnTaylor Woven
                         Division of Cygne Designs, Inc.

              Notes to Combined Financial Statements (continued)

6. INCOME TAXES (CONTINUED)

Significant components of the Companies deferred tax assets (liabilities) are as follows:

                                                      YEAR ENDED
                                                FEBRUARY      JANUARY
                                                 3, 1996      28, 1995
                                              ----------------------------

     Deferred tax (liabilities) assets:
       United States:
        Employee benefit accruals                $    -      $242,000
        Depreciation                             (7,000)        8,000
        Inventory cost capitalization           121,000        79,000
        Cost basis of fixed assets               62,000        62,000
                                              ----------------------------
                                                176,000       391,000
       Foreign:
        Depreciation                             22,000         4,000
                                              ----------------------------
     Total U.S. and foreign deferred tax
     assets                                     $198,000      $395,000
                                              ============================

Undistributed earnings of C.A.T. (Far East) Limited and Subsidiary amounted to approximately $7,700,000 at February 3, 1996. Those earnings are considered to be indefinitely reinvested in Hong Kong and if repatriated would be taxable to the stockholders. Accordingly, no provision for U.S. federal and state income taxes has been provided thereon.

                  CAT US Inc. and C.A.T. (Far East) Limited
                     and Subsidiary and the AnnTaylor Woven
                         Division of Cygne Designs, Inc.

              Notes to Combined Financial Statements (continued)


7. STOCKHOLDERS' EQUITY

Stockholders' equity consists of the following (in thousands):


                                             CAT               INVESTMENT OF
                                 ----------------------------  CYGNE DESIGNS,
                                          ADDITIONAL              INC. IN
                                 COMMON   PAID-IN  RETAINED      ANNTAYLOR
                          TOTAL    STOCK   CAPITAL  EARNINGS  WOVEN DIVISION
                        -----------------------------------------------------

  Balance at January
    29, 1994             $ 9,487   $20        $2     $ 2,402   $ 7,063
                        -----------------------------------------------------
  Transfers to/from
    Cygne Designs, Inc.    4,178     -         -          -      4,178

  Net income for the
    year ended January
    28, 1995               6,652     -         -       3,998     2,654
                        -----------------------------------------------------
  Balance at January
    28, 1995             $20,317   $20        $2     $ 6,400   $13,895
                        -----------------------------------------------------
  Transfers to/from
    Cygne Designs, Inc.   (2,804)    -         -          -     (2,804)

  Net income for the
    year ended February
    3, 1996                6,037     -         -       4,275     1,762
                        -----------------------------------------------------
  Balance at February
    3, 1996              $23,550   $20        $2     $10,675   $12,853
                        =====================================================

CAT US Inc. had 10,000 shares of $.01 par value common stock authorized, issued and outstanding at February 3, 1996. C.A.T. (Far East) Limited had 150,000 of HK$1 ordinary shares authorized, issued and outstanding at February 3, 1996.

8. COMMITMENTS AND OTHER MATTERS

The CAT Businesses have employment agreements with two officers which provide for minimum aggregate annual payments of approximately $200,000 in fiscal 1995, $175,000 in fiscal 1996 and $44,000 in fiscal 1997. In addition, these officers may receive additional compensation based on pretax income of the CAT, as defined.

                  CAT US Inc. and C.A.T. (Far East) Limited
                     and Subsidiary and the AnnTaylor Woven
                         Division of Cygne Designs, Inc.

              Notes to Combined Financial Statements (continued)


8. COMMITMENTS AND OTHER MATTERS (CONTINUED)

The employment agreement entered into with one of the officers provides that, in the event of a transfer of the CAT's common stock or in the event of a transfer of all or substantially all of the CAT's assets during the officer's employment, the officer shall have the option to receive a lump-sum bonus equal to 10% of the CAT's valuation (as defined) at the time of such transfer.

Substantially all cash is held on deposit at one financial institution.

9. RELATED PARTY TRANSACTIONS

CAT paid approximately $225,071 and $190,000 to Cygne for administrative and other services (including rent) during fiscal 1995 and fiscal 1994, respectively.

10. SUBSEQUENT EVENT

On April 8, 1996, AnnTaylor agreed in principle to acquire Cygne's 60% interest in CAT and the net assets, as defined, of the Division.